WeShop Holdings Limited
Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

September 15, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted August 19, 2025 CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Amendment No. 5 to the Draft Registration Statement on Form F-1 confidentially submitted on August 19, 2025 (the “Amendment No. 5 to the Draft Registration Statement”), as set forth in the Staff’s letter dated August 29, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing a registration statement (the “Registration Statement”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Registration Statement marked to show changes to the Amendment No. 5 to the Draft Registration Statement.

Amendment No. 5 on Form F-1

Related Party Transactions

Consulting Agreement, page 78

1. We note your response to prior comment 5. Please further revise your disclosure here and elsewhere as appropriate to make clear whether this strategic consulting agreement remains in effect, the duration of this agreement, and whether this entity is still controlled by John Garner, your Head of Visions and Strategy. We note that the company “owes an additional 91,000 shares as outlined in the agreement...” and that Max Capital is a beneficial owner. Additionally, please consider whether to file this agreement under Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, in the Registration Statement clarified the details of the Max Capital Limited agreement and John Garner’s control over that entity. The agreement is terminated so we have not filed it.

Description of Shares and Memorandum and Articles of Association Share Rights, page 80

2. Please include a comparable description of the Class B ordinary shares as you have provided for the Class A ordinary shares. Clarify, if true, that the Trust will be the sole holder of Class B ordinary shares.

Company Response: In response to the Staff’s comment, we have described the Class B ordinary shares and clarified that the Trust will be the sole holder of these shares.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck
Name:	Paul Ellerbeck
Title:	Chief Executive Officer

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited